December 20, 2024

Michael Behrens
Chief Financial Officer
Nevada Power Co
6226 West Sahara Avenue
Las Vegas, Nevada 89146

       Re: Nevada Power Co
           Registration Statement on Form S-3
           Filed December 11, 2024
           File No. 333-283731
Dear Michael Behrens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alex Young